# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Symbotic Inc., CIK 0001837240
CUSIP: 87151X101
Title of class of securities: Class A common stock, par value $0.0001 per share
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887
Date of event which requires filing of this statement: 05/15/2026
Filed by CIK 0002134480
Persons authorized to receive notices and communications: Ronald M. Wright, c/o Symbotic Inc., 200 Research Drive, Wilmington, Massachusetts (MA), 01887, 978-284-2800

## Reporting persons
- Ronald M. Wright (CIK 0002134480): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 10,857,484; shared voting power 0; sole dispositive power 10,857,484; shared dispositive power 0; aggregate amount beneficially owned 10,857,484 (7.9% of the class)
  Comment: Rows 7, 9 and 11: Consists of (i) 4,000 shares of Class A common stock held by Ronald M. Wright and (ii) 10,853,484 shares of Class V-3 common stock held of record by The Goose Pond Trust, for which Mr. Wright serves as trustee and may be deemed to have sole voting and investment power therein. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as defined herein).
  
  Row 13: Based on information about outstanding shares as of May 4, 2026 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2026. The percent of class assumes conversion of all of the Reporting Person's Class V-3 common stock into Class A common stock, resulting in a total of 138,068,895 shares of Class A common stock outstanding (which reflects the sum of (x) 127,215,411 shares of Class A common stock outstanding as of May 4, 2026 and (y) 10,853,484 shares of Class A common stock issuable on conversion of the Reporting Person's Class V-3 common stock). Based on the total of 602,706,815 shares of the Issuer's common stock outstanding as of May 4, 2026 (including (i) 127,215,411 shares of Class A common stock, (ii) 71,932,208 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 1.8% of the Issuer's total outstanding Class A common stock on a fully diluted basis as of May 4, 2026.
- The Goose Pond Trust (CIK 0002134928): type of reporting person: other (OO); citizenship or place of organization: New Hampshire (NH); source of funds: other (OO); sole voting power 10,853,484; shared voting power 0; sole dispositive power 10,853,484; shared dispositive power 0; aggregate amount beneficially owned 10,853,484 (7.9% of the class)
  Comment: Rows 7, 9 and 11: Consists of 10,853,484 shares of Class V-3 common stock held of record by The Goose Pond Trust. Shares of Class V-3 common stock entitles its holders to 3 votes per share and are convertible on a one-for-one basis into shares of Class A common stock of the Issuer at the election of the holder and upon the redemption of an equal number of OpCo Units (as defined herein).
  
  Row 13: Based on information about outstanding shares as of May 4, 2026 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2026. The percent of class assumes conversion of all of the Reporting Person's Class V-3 common stock into Class A common stock, resulting in a total of 138,068,895 shares of Class A common stock outstanding (which reflects the sum of (x) 127,215,411 shares of Class A common stock outstanding as of May 4, 2026 and (y) 10,853,484 shares of Class A common stock issuable on conversion of the Reporting Person's Class V-3 common stock). Based on the total of 602,706,815 shares of the Issuer's common stock outstanding as of May 4, 2026 (including (i) 127,215,411 shares of Class A common stock, (ii) 71,932,208 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Person beneficially owns 1.8% of the Issuer's total outstanding Class A common stock on a fully diluted basis as of May 4, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A common stock, par value $0.0001 per share
Name of issuer: Symbotic Inc.
Address of issuer's principal executive offices: 200 Research Drive, Wilmington, Massachusetts (MA), 01887

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is filed jointly by (i) Ronald M. Wright and (ii) The Goose Pond Trust (collectively, the "Reporting Persons"). Ronald M. Wright is the sole trustee of The Goose Pond Trust.
Residence or business address: The principal business address of each Reporting Person is c/o Symbotic Inc., 200 Research Drive, Wilmington, MA 01887.
Present principal occupation or employment: Ronald M. Wright is a supply chain and finance consultant. The Goose Pond Trust is a trust established under the laws of New Hampshire for the benefit of Perry Cohen and his descendants, and has an address of c/o The Goose Pond Trust, Attention: Ronald M. Wright, c/o Symbotic Inc., 200 Research Drive, Wilmington, MA 01887.
Criminal convictions in the last five years: During the last five years preceding the date of this filing, none of the Reporting Persons has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors)
Civil proceedings (securities laws) in the last five years: During the last five years preceding the date of this filing, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Ronald M. Wright is a citizen of the United States. The Goose Pond Trust is organized in the jurisdiction set forth in Item 2(c).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: On May 15, 2026, pursuant to a letter of direction from the trustee of The 2014 QSST F/B/O Perry Cohen (the "2014 QSST"), the 2014 QSST distributed 10,853,484 shares and 10,853,484 common units in Symbotic Holdings LLC ("OpCo" and such units, "OpCo Units") of Class V-3 Common Stock to The Goose Pond Trust (the "Distribution").

## Item 4. Purpose of Transaction
Purpose of transaction:
The Goose Pond Trust was formed for certain estate planning purposes for the benefit of the trust's beneficiaries. The settlor of The Goose Pond Trust does not retain any voting or dispositive power over shares held of record by The Goose Pond Trust.

The Reporting Persons may engage in discussions from time to time with members of the Issuer's management and/or Board of Directors and/or with other shareholders of the Issuer and/or other third parties. Such discussions may include, without limitation, discussions with respect to the governance, board composition, management, operations, business, assets, capitalization, financial condition, strategic plans and future of the Issuer, as well as other matters related to the Issuer. These discussions may also include a review of options for enhancing shareholder value through, among other things, various strategic alternatives (including acquisitions and divestitures) or operational or management initiatives.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and may take from time to time and at any time in the future, depending on various factors (including, without limitation, the outcome of any discussions referenced above), such actions as they deem appropriate in respect thereof, including proposing or considering, or changing their intention with respect to, one or more of the actions described above or otherwise referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may also take steps to explore and prepare for various plans and actions, and propose transactions, regarding the foregoing matters, before forming an intention to engage in such plans or actions or proceed with such transactions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Based on information about outstanding shares as of May 4, 2026 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2026. Ronald M. Wright is the holder of 4,000 shares of Class A common stock. The Goose Pond Trust is the record holder of 10,853,484 shares of Class V-3 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units. Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owner of 7.9% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of the Reporting Persons' collective shares of Class V-3 Common Stock into shares of Class A Common Stock, resulting in a total of (i) 138,068,895 shares of Class A Common Stock outstanding (which reflects the sum of (x) 127,215,411 shares of Class A Common Stock outstanding as of May 4, 2026 and (y) 10,853,484 shares of Class A Common Stock issuable on conversion of the Reporting Persons' Class V-3 Common Stock). Based on the total of 602,706,815 shares of the Issuer's common stock outstanding as of May 4, 2026 (including (i) 127,215,411 shares of Class A common stock, (ii) 71,932,208 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Persons beneficially own in the aggregate 1.8% of the Issuer's total outstanding Class A Common Stock on a fully diluted basis as of May 4, 2026.
Number of shares as to which each person has sole or shared power to vote or dispose: Based on information about outstanding shares as of May 4, 2026 disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the U.S. Securities and Exchange Commission on May 6, 2026. Ronald M. Wright is the holder of 4,000 shares of Class A common stock. The Goose Pond Trust is the record holder of 10,853,484 shares of Class V-3 Common Stock, each of which are convertible on a one-for-one basis into shares of Class A Common Stock at the election of the holder and upon the redemption of an equal number of OpCo Units. Pursuant to Rule 13d-3 of the Exchange Act, the Reporting Persons may be deemed to be in the aggregate the beneficial owner of 7.9% of the Class A Common Stock, calculated based on the percent of Class A Common Stock the Reporting Persons would hold in the aggregate assuming the conversion of all of the Reporting Persons' collective shares of Class V-3 Common Stock into shares of Class A Common Stock, resulting in a total of (i) 138,068,895 shares of Class A Common Stock outstanding (which reflects the sum of (x) 127,215,411 shares of Class A Common Stock outstanding as of May 4, 2026 and (y) 10,853,484 shares of Class A Common Stock issuable on conversion of the Reporting Persons' Class V-3 Common Stock). Based on the total of 602,706,815 shares of the Issuer's common stock outstanding as of May 4, 2026 (including (i) 127,215,411 shares of Class A common stock, (ii) 71,932,208 shares of Class V-1 common stock, and (iii) 403,559,196 shares of Class V-3 common stock), the Reporting Persons beneficially own in the aggregate 1.8% of the Issuer's total outstanding Class A Common Stock on a fully diluted basis as of May 4, 2026.
Transactions in the class effected during the past sixty days: Except for the transactions described in Item 3, Item 4 and Item 6 of this Schedule 13D, which are incorporated into this Item 5(c) by reference, the Reporting Persons have not effected any transactions in the Issuer's common stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Except as disclosed in this Schedule 13D and Exhibit 2, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement on Schedule 13D.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Tax Receivable Agreement
On June 7, 2022, in connection with the completion of the transactions contemplated by the Agreement and Plan of Merger, dated as of December 12, 2021, by and among SVF Investment Corp. 3, Warehouse Technologies LLC, Symbotic Holdings LLC and Saturn Acquisition (DE) Corp. (the "Merger Agreement" and such transactions, the "Business Combination") and as contemplated by the Merger Agreement, the Issuer, OpCo and each of the other members of OpCo (the "TRA Holders"), including the 2014 QSST, entered into that certain Tax Receivable Agreement (the "Tax Receivable Agreement"). In connection with the Distribution, the 2014 QSST assigned all of its rights under the Tax Receivable Agreement to The Goose Pond Trust and The Goose Pond Trust executed a joinder to the Tax Receivable Agreement.

Pursuant to the Tax Receivable Agreement, the Issuer is generally required to pay the TRA Holders 85% of the amount of the cash savings, if any, in U.S. federal and state income tax that the Issuer actually realizes (or are deemed to realize in certain circumstances) in periods after the Closing as a result of (i) the existing tax basis in certain assets of OpCo that is allocable to the relevant OpCo Units, (ii) any step-up in tax basis in OpCo's assets resulting from (a) certain purchases of OpCo Units, (b) future exchanges of OpCo Units for cash or shares of Class A Common Stock, (c) certain distributions (if any) by OpCo and (d) payments under the Tax Receivable Agreement, and (iii) tax benefits related to imputed interest deemed to be paid by the Issuer as a result of payments under the Tax Receivable Agreement. The term of the Tax Receivable Agreement will continue until all such tax benefits have been utilized or expired unless the Issuer exercises its right to terminate the Tax Receivable Agreement for an amount representing the present value of anticipated future tax benefits under the Tax Receivable Agreement or certain other acceleration events occur.

Moreover, the Tax Receivable Agreement provides that, in the event that (i) the Issuer exercises its early termination rights under the Tax Receivable Agreement, (ii) the Issuer experiences certain changes of control (as described in the Tax Receivable Agreement) or (iii) the Issuer breaches any of the Issuer's material obligations under the Tax Receivable Agreement, the Issuer's obligations under the Tax Receivable Agreement may accelerate and we could be required to make a lump-sum cash payment to each TRA Holder equal to the present value of all future payments that would have otherwise been made under the Tax Receivable Agreement, which lump-sum payment would be based on certain assumptions, including those relating to the Issuer's future taxable income.
Payments under the Tax Receivable Agreement will generally be made pro rata among all TRA Holders entitled to payments on an annual basis to the extent the Issuer has sufficient taxable income to utilize the increased depreciation and amortization deductions. The availability of sufficient taxable income to utilize the increased depreciation and amortization expense will not be determined until such time as the financial results for the year in question are known and tax estimates prepared, which typically occurs within 90 days after the end of the applicable calendar year. The Issuer expects to make payments under the Tax Receivable Agreement, to the extent they are required, within 125 days after its federal income tax return is filed for each fiscal year. Interest on such payments will begin to accrue at a rate equal to SOFR plus 100 basis points from the due date (without extensions) of such tax return.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Tax Receivable Agreement, included with this Schedule 13D as Exhibit 3, and incorporated herein by reference.

Registration Rights Agreement

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, the Issuer, SVF Sponsor III (DE) LLC (the "Sponsor"), certain legacy directors of the Issuer, and certain directors, officers and stockholders of the Issuer (the "Registration Rights Holders"), including the 2014 QSST, entered into that certain Amended and Restated Registration Rights Agreement (the "A&R Registration Rights Agreement"). In connection with the Distribution, the 2014 QSST assigned all of its rights under the A&R Registration Rights Agreement to The Goose Pond Trust and The Goose Pond Trust executed a joinder to the Registration Rights Agreement.

Pursuant to the A&R Registration Rights Agreement, the Issuer agreed to file a shelf registration statement with respect to the Registrable Securities (as defined in the A&R Registration Rights Agreement) held by the Registration Rights Holders within 45 days of the date of the A&R Registration Rights Agreement. Up to three times in any 12-month period, certain of the Symbotic Equityholders (as defined in the A&R Registration Rights Agreement) and the Sponsor (including their respective permitted transferees) may request to sell all or any portion of their Registrable Securities in an underwritten offering that is registered pursuant to the shelf registration statement, so long as the total offering price is reasonably expected to exceed $25,000,000. The A&R Registration Rights Agreement provides for customary "demand" and "piggyback" registration rights. The A&R Registration Rights Agreement provides that the Issuer will pay certain expenses relating to such registrations and indemnify the equityholders party thereto against certain liabilities.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the A&R Registration Rights Agreement, included with this Schedule 13D as Exhibit 4, and incorporated herein by reference.

Second Amended and Restated Limited Liability Company Agreement of OpCo

On June 7, 2022, in connection with the completion of the Business Combination and as contemplated by the Merger Agreement, Symbotic, OpCo and each of the other members of OpCo entered into the Second A&R LLC Agreement, which, among other things, appointed Symbotic as the managing member of OpCo. The operations of OpCo, and the rights and obligations of its unitholders, including the following redemption rights, are set forth in the Second A&R LLC Agreement. In connection with the Distribution, all of the 2014 QSST's rights under the Second A&R LLC Agreement were assigned to The Goose Pond Trust and The Goose Pond Trust executed a joinder to the Second A&R LLC Agreement.

Following the Closing, each OpCo Unit may be redeemed by the holder thereof for shares of Class A Common Stock (or an equivalent amount in cash, at the option of the Issuer, subject to the provisions of the Second A&R LLC Agreement) at a value equal to the arithmetic mean of the volume-weighted average price of a share of the Class A Common Stock for the full five trading days immediately prior to the redemption date, subject to certain exceptions. Upon such redemption, a number of shares of the Class V-3 Common Stock or Class V-1 Common Stock, as applicable, equal to the number of the redeemed OpCo Units, will be transferred to the Issuer and cancelled by the Issuer.

In addition, the Issuer generally will have the right to require, in connection with a change of control of the Issuer, each OpCo unitholder to effect a redemption of all or a portion of such member's OpCo Units together with an equal number of shares of Class V-1 Common Stock or Class V-3 Common Stock, as applicable, pursuant to which such units and such shares will be exchanged for shares of Class A Common Stock (or economically equivalent cash or securities of a successor entity).

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the Second A&R LLC Agreement, included with this Schedule 13D as Exhibit 5, and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No. 1 - Joint Filing Agreement, dated as of May 15, 2026, by and between the Reporting Persons.

Exhibit No. 2 - Trust and Beneficiary List

Exhibit No. 3 - Tax Receivable Agreement, dated as of June 7, 2022, by and among Symbotic Inc., Symbotic Holdings LLC and certain members of Symbotic Holdings LLC (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

Exhibit No. 4 - Amended and Restated Registration Rights Agreement, dated as of June 7, 2022, by and among Symbotic Inc., SVF Sponsor III (DE) LLC, certain legacy directors of SVF Investment Corp. 3, and certain directors, officers and stockholders of Symbotic Inc. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

Exhibit No. 5 - Second Amended and Restated Limited Liability Agreement of Symbotic Holdings LLC, dated as of June 7, 2022 (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by Symbotic Inc. on June 13, 2022).

## Signatures
- Ronald M. Wright: /s/ Ronald M. Wright, Ronald M. Wright, Individually (05/19/2026)
- The Goose Pond Trust: /s/ Ronald M. Wright, Ronald M. Wright, Trustee (05/19/2026)